UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CORVUS GOLD INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

221013105
(CUSIP Number)

Kandimathie Christine Ramon
AngloGold Ashanti Limited
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
+27 (0)11 637-6019

With a copy to:

George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 (0)20 7453 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,774,949 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,774,949 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,774,949 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Percentage ownership is based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of September 10, 2021 (based on information furnished by the Issuer to certain of the Reporting Persons).

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti (U.S.A.) Exploration Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,774,949 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,774,949 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,774,949 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Percentage ownership is based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of September 10, 2021 (based on information furnished by the Issuer to certain of the Reporting Persons).

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on July 13, 2021 with respect to the common shares, no par value, of Corvus Gold Inc. (the “Issuer”), held by AngloGold Ashanti (U.S.A.) Exploration Inc. (“AGA (U.S.A.) Exploration”). AGA (U.S.A.) Exploration is a wholly owned subsidiary of AngloGold Ashanti North America Inc. (“AGA North America”), which is a wholly owned subsidiary of AngloGold Ashanti USA Incorporated, which is a wholly owned subsidiary of AngloGold Ashanti Limited (“AGA”). AGA and all of its subsidiaries are collectively referred to herein as the “AGA Group”.

All references herein to “$” and “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.

This Amendment No. 1 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

The description of the Arrangement (as defined in Item 4) set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that this purchase will be made in cash consideration and the source of funds for such purchase will be available cash on hand of AngloGold Ashanti Holdings plc (“AGAH”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of  the Original Schedule 13D is hereby amended to add the following at the end thereof:

On September 13, 2021, AGA and the Issuer issued a press release (the “Press Release”) announcing that the Purchaser (as defined below), AGAH and the Issuer have entered into a definitive agreement pursuant to which the Purchaser has agreed to acquire the remaining 80.5% of the Corvus Shares not already owned by the AGA Group at a price of C$4.10 per Corvus Share in cash. 1323606 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia (the “Purchaser”), is a wholly owned subsidiary of AngloGold Ashanti (U.S.A.) Holdings Inc., which is a wholly owned subsidiary of AGA (U.S.A.) Exploration.  AGAH, a public limited company existing under the laws of the Isle of Man, is a wholly owned subsidiary of AGA.

The transaction will be implemented by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

The total consideration to be paid by the Purchaser is estimated to be approximately US$370 million.

Consummation of the transaction is subject to several customary conditions. The Arrangement will be subject to the approval of: (a) 66 2/3% of the votes cast by (i) the holders of Corvus Shares (“Corvus Shareholders”), including votes attached to Corvus Shares held by the AGA Group, present in person or represented by proxy at the special meeting relating to the Arrangement (the “Special Meeting”); and (ii) the Corvus Shareholders and the holders of options in respect of Corvus Shares, voting together as a single class, present in person or represented by proxy at the Special Meeting; and (b) a simple majority of the votes cast by the Corvus Shareholders present in person or represented by proxy at the Special Meeting, excluding votes attached to Corvus Shares held by the AGA Group and any other person as required to be excluded under applicable Canadian laws.

Sprott Funds Trust, along with directors and officers of the Issuer, (collectively, the “Supporting Shareholders”) have entered into voting agreements with the Purchaser and AGAH agreeing, among other things, to vote (or cause to be voted) all of their Corvus Shares and options in respect of Corvus Shares, in favor of the approval of the Arrangement. The Supporting Shareholders and the AGA Group collectively hold 42.1% of the issued and outstanding Corvus Shares and 46.3% of the Corvus Shares on a fully diluted basis assuming the conversion of all outstanding options in respect of Corvus Shares. The Supporting Shareholders hold 28.1% of the issued and outstanding Corvus Shares (excluding the issued and outstanding Corvus Shares held by the AGA Group).

It is expected that, upon completion of the Arrangement, the Issuer’s securities will be delisted from Nasdaq and the Toronto Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Issuer will submit an application to cease to be a reporting issuer under applicable Canadian securities laws.

The foregoing description of the Press Release does not purport to be complete and is qualified in its entirety by the full terms and conditions of the Press Release, which is filed herewith as Exhibit 99.15, and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended by deleting the last sentence of paragraph (a) thereof and replacing it in its entirety with the following sentence:

The Corvus Shares beneficially owned by the Reporting Persons comprise approximately 19.5% of the outstanding common shares of the Issuer (based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of September 10, 2021, based on information furnished by the Issuer to certain of the Reporting Persons).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

Pursuant to, and on the terms and conditions of, the Loan Agreement, AGA North America funded an additional US$5.0 million of the loan amount to Corvus USA following receipt of a subsequent draw request dated September 9, 2021.

The information set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.15	Press Release, dated as of September 13, 2021 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 14, 2021

AngloGold Ashanti Limited

By:	/s/ Kandimathie Christine Ramon
	Name:	Kandimathie Christine Ramon
	Title:	Chief Financial Officer & Executive Director

AngloGold Ashanti (U.S.A.) Exploration Inc.

By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	Director & President